Exhibit 99.1

Review Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Dr. Reddy’s Laboratories Limited

Results of Review of Interim Financial Statements

We have reviewed the accompanying Unaudited Condensed Consolidated Interim Statement of Financial Position of Dr. Reddy’s Laboratories Limited and subsidiaries (the "Company") as of September 30, 2026, the related Unaudited Condensed Consolidated Interim Income Statements and Statements of Comprehensive Income, for the three months and six months periods ended September 30, 2026, and the Unaudited Condensed Consolidated Interim Statement of Changes in Equity and Statement of Cash Flows for the six months periods ended September 30, 2026, and the related notes (collectively referred to as the "Interim Financial Statements"). Based on our review, we are not aware of any material modifications that should be made to the accompanying Interim Financial Statements for them to be in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

Predecessor auditors have reported on the accompanying condensed financial information (a) as of March 31, 2026, and in their report dated July 22, 2026 stated that the condensed consolidated interim Statement of Financial Position as of March 31, 2026 is fairly stated, in all material respects, in relation to the consolidated statement of financial position from which it has been derived, and (b) for the three month and six month periods ended September 30, 2025, and in their report dated October 24, 2025 stated that they were not aware of any material modifications that should be made to these condensed interim financial statements, in order for them to be in conformity with IFRS Accounting Standards.

Basis for Review Results

This Interim Financial Statements are the responsibility of the Company's management. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our review in accordance with standards of the PCAOB. A review of interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Deloitte Haskins & Sells LLP

Hyderabad, India

October 23, 2026